March 15, 2021

Mr. Larry Spirgel

Office Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Gryphon Online Safety, Inc.

Offering Statement on Form 1-A
Filed on January 19, 2021
File No. 024-11414

Dear Mr. Spirgel:

We acknowledge receipt of the comments in the letter dated February 12, 2021 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Draft Offering Statement of Gryphon Online Safety, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A

Cover Page

1. Please revise the Public Offering Price to reflect the actual amount an investor must pay to purchase each share of Series A Preferred Stock. In this regard we note that the effective purchase price per share is $1.122 due to the 2% SI Securities, LLC Processing Fee.

The Company has amended the offering price to reflect the 2% SI Securities, LLC Processing Fee as requested by the Staff.

2. Please disclose on the cover page that the minimum number of shares being offered is 454,545 shares of Series A Preferred Stock and that there is a minimum investment in this offering of 909 shares of Series A Preferred.

The Company has amended the cover page to state that the minimum number of shares being offered is 454,545 shares of Series A Preferred Stock and that there is a minimum investment in this offering of 909 shares of Series A Preferred.

3. Please disclose that you have three classes of voting securities. Further, clarify the voting rights of the holders of Preferred Stock. You disclose on the cover page that the holders of your Preferred Stock must vote to elect two directors designated by the company’s founders and one director designated by a significant shareholder of the company. In addition, investors in this offering will be granting the Chief Executive Officer of the Company a proxy to vote all of such investor’s shares of stock in the event such an investor fails to vote. This disclosure appears inconsistent with your disclosure elsewhere that the holders of Series A Preferred Stock have the right to elect one director and the holders of common stock have the right to elect two directors. Please revise.

The Company has disclosed that it has three classes of voting securities on the cover page. The offering circular has been amended to reflect the terms of the Company’s Amended and Restated Offering Circular, which has been included as an exhibit to offering circular in this most recent filing.

Plan of Distribution and Selling Shareholders Other Terms, page 17

4. We note that every investor must pay an investor fee of 2% directly to StartEngine Primary, LLC which is capped at $300 per investor. Confirm that the transaction fee will be included in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C). Provide similar disclosure on the Cover Page.

The Company confirms that the transaction fee will be included in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C). The Company has provided a disclosure to such effect on the cover page of the offering circular, disclosure within the Plan of Distribution, and in the subscription agreement for the offering for investments made through SI Securities, LLC.

Use of Proceeds to Issuer, page 18

5. Please describe the material terms of the short-term debt you intend to pay off with the proceeds of this offering. Also, clarify whether any of the proceeds will be used to compensate or otherwise make payments to your officers or directors. Refer to Instructions 2 and 6 to Item 6 of Part II of the Form 1-A.

The Company has added disclosures concerning the material terms of the short-term debt. The Company also added a disclosure noting that it does not intend to use any proceeds from the offering to make payments to any of its officers or directors.

Management's Discussion and Financial Analysis and Results of Operations Results of Operations, page 24

6. For all periods presented, please expand your analysis to discuss the key volume and pricing characteristics driving your gross profit margins in regard to your sales of WiFi routers, and the expected future trend in gross profits. For further reference, see Item 9 of Part II of Form 1-A.

The Company has amended its disclosure to discuss the key volume and pricing characteristics driving the Company’s gross profit margins in regard to its sales of WiFi routers, and the expected future trend in gross profits.

Liquidity and Capital Resources, page 25

7. We note your disclosure on page 27 regarding your ability to continue as a going concern and management's plan to overcome this uncertainty. Please address the following:

•	Disclose the facts and circumstances that led to your accountant's report containings ubstantial doubt about your ability to continue as a going concern;

•	Provide a detailed picture of your expenditure and cash needs along with constraints over the next 12 months and management´s plans to alleviate such constraints; and

•	Expand your discussion to include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing.

The Company has amended its disclosure to include additional details regarding the facts and circumstances that led to our accountant's report containing substantial doubt about our ability to continue as a going concern. The Company has also provided a detailed picture of its expenditure and cash needs along with constraints over the next 12 months and its management´s plans to alleviate such constraints. Finally, the Company has expanded its discussion to include a description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in its filing.

Interest of Management and Others in Certain Transactions, page 30

8. Please disclose any related party transactions or any currently proposed transactions during the company's last two completed fiscal years and the current fiscal year.

The Company has disclosed that there are no related party transactions or any proposed transactions during the Company’s last two completed fiscal years and the current fiscal year.

Securities Being Offered Series A Preferred Stock, page 30

9. Please disclose the material terms of the conversion rights of the Series A Preferred Stock, including the Conversion Price.

The Company has disclosed the material terms of the conversion rights of the Series A Preferred Stock, including the Conversion Price.

Financial Statements, page 35

10. Please include the audit report of Fruci & Associates II, PLLC dated January 15, 2021, with respect to your financial statements as of, and for the years ended, December 31, 2019 as referenced in its consent in Exhibit 11. Refer to (c)(1)(ii) and (iii) of Part F/S of Form 1-A.

The Company has included the requested audit report.

Signatures, page 67

11. Please identify and have the offering statement signed by your principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of your board of directors or governing body, as appropriate. See Instructions to Signatures of Form 1-A.

The Company has amended its statement to identify the Company’s principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors, who have signed the offering statement.

Thank you again for the opportunity to respond to your questions to the Draft Offering Statement of Gryphon Online Safety, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: John Wu

Chief Executive Officer

Gryphon Online Safety, Inc.